Term Sheet
To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 203-A-I dated January 26, 2011

**Term Sheet to
Product Supplement No. 203-A-I
Registration Statement No. 333-155535
Dated January 26, 2011; Rule 433**

JPMORGAN CHASE & CO.

Structured Investments

$
Return Notes Linked to the S&P GSCI™ Agriculture Index Excess Return due March 2, 2012

General

- The notes are designed for investors who seek uncapped and unleveraged exposure to the S&P GSCI™ Agriculture Index Excess Return as described below. Investors should be willing to forgo interest payments and, if the Ending Index Level is not greater than the Strike Level by at least 1.15%*, be willing to lose some or all of their initial investment. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 2, 2012†
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about January 28, 2011 and are expected to settle on or about February 2, 2011.

Key Terms

Index:	S&P GSCI™ Agriculture Index Excess Return (the "Index"). The value of the S&P GSCI™ Agriculture Excess Return is published each trading day under the Bloomberg ticker symbol "SPGCAGP". For more information on the Index, please see "Selected Purchase Considerations — Return Linked to the S&P GSCI™ Agriculture Index Excess Return" in this term sheet.
Payment at Maturity:	Payment at maturity will reflect the performance of the Index *minus* the Deduction Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 × (1 + Index Return) – Deduction Amount In no event, however, will the payment at maturity be less than $0. ***You will lose some or all of your initial investment at maturity if the Ending Index Level is not greater than the Strike Level by at least 1.15%*.***
Deduction Amount:	Not more than $11.50* for each $1,000 principal amount note. * The actual Deduction Amount will be set on the pricing date and will not be greater than $11.50 for each $1,000 principal amount note.
Index Return:	$\frac{\text{Ending Index Level} - \text{Strike Level}}{\text{Strike Level}}$
Strike Level:	An Index level to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Level may or may not be the regular official weekday closing level of the Index on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 28, 2012†
Maturity Date:	March 2, 2012†
CUSIP:	48125XCP9

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 203-A-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 203-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this term sheet.

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 203-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-23 of the accompanying product supplement no. 203-A-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 26, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 203-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 203-A-I dated January 26, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 203-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 203-A-I dated January 26, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000447/e41772_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume a Strike Level of 80 and a Deduction Amount of $11.50 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 x (1 + Index Return)		Deduction Amount		Payment at Maturity
144.00	80.00%	$1,800.00	–	$11.50	=	$1,788.50
136.00	70.00%	$1,700.00	–	$11.50	=	$1,688.50
128.00	60.00%	$1,600.00	–	$11.50	=	$1,588.50
120.00	50.00%	$1,500.00	–	$11.50	=	$1,488.50
112.00	40.00%	$1,400.00	–	$11.50	=	$1,388.50
104.00	30.00%	$1,300.00	–	$11.50	=	$1,288.50
96.00	20.00%	$1,200.00	–	$11.50	=	$1,188.50
88.00	10.00%	$1,100.00	–	$11.50	=	$1,088.50
84.00	5.00%	$1,050.00	–	$11.50	=	$1,038.50
80.92	1.15%	$1,011.50	–	$11.50	=	$1,000.00
80.80	1.00%	$1010.00	–	$11.50	=	$998.50
80.40	0.50%	$1,005.00	–	$11.50	=	$993.50
80.00	**0.00%**	**$1,000.00**	**–**	**$11.50**	**=**	**$988.50**
72.00	-10.00%	$900.00	–	$11.50	=	$888.50
64.00	-20.00%	$800.00	–	$11.50	=	$788.50
56.00	-30.00%	$700.00	–	$11.50	=	$688.50
48.00	-40.00%	$600.00	–	$11.50	=	$588.50
40.00	-50.00%	$500.00	–	$11.50	=	$488.50
32.00	-60.00%	$400.00	–	$11.50	=	$388.50
24.00	-70.00%	$300.00	–	$11.50	=	$288.50
16.00	-80.00%	$200.00	–	$11.50	=	$188.50
8.00	-90.00%	$100.00	–	$11.50	=	$88.50
0.00	-100.00%	$0.00	–	$11.50	=	$0.00[††]

[††]The payment at maturity will not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Ending Index Level increases from the Strike Level of 80.00 to an Ending Index Level of 84.00. Because the Ending Index Level of 84.00 is greater than the Strike Level of 80.00, the investor receives a payment at maturity of $1,038.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) - \$11.50 = \$1,038.50$$

Example 2: The Ending Index Level increases from the Strike Level of 80.00 to an Ending Index Level of 80.40. Even though the Ending Index Level of 80.40 is greater than the Strike Level of 80.00, because the Index Return is less than 1.15%, the investor receives a payment at maturity of $993.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 0.50\%) - \$11.50 = \$993.50$$

Example 3: The Ending Index Level decreases from the Strike Level of 80.00 to an Ending Index Level of 64.00. Because the Ending Index Level of 64.00 is less than the Strike Level of 80.00, the investor receives a payment at maturity of $788.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + -20\%) - \$11.50 = \$788.50$$

Example 4: The Ending Index Level decreases from the Strike Level of 80.00 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Strike Level of 80.00, and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Selected Purchase Considerations

- **UNCAPPED AND UNLEVERAGED EXPOSURE TO THE INDEX** — The notes provide uncapped and unleveraged exposure to the Index *minus* a Deduction Amount of up to $11.50* per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  * The actual Deduction Amount will be set on the pricing date and will not be greater than $11.50 for each $1,000 principal amount note.

- **RETURN LINKED TO THE S&P GSCI™ AGRICULTURE INDEX EXCESS RETURN** — The return on the notes is linked solely to the S&P GSCI™ Agriculture Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor's, a division of the McGraw-Hill Companies. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (*i.e.*, physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Agriculture Index Excess Return represents the agriculture commodity components of the S&P GSCI™, which are Wheat, Kansas Wheat, Corn, Soybeans, Cotton, Sugar, Coffee and Cocoa. The S&P GSCI™ Agriculture Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See "The GSCI Indices" in the accompanying product supplement no. 203-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 203-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 203-A-I dated January 26, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Strike Level. In addition, you may lose some of your initial investment at maturity even if the Ending Index Level is greater than the Strike Level as described in the following risk consideration.

- **THE DEDUCTION AMOUNT WILL REDUCE YOUR FINAL PAYMENT** — The notes are subject to a Deduction Amount of up to $11.50* per $1,000 principal amount note, which will be subtracted from your payment at maturity. Because the Deduction Amount will reduce your payment at maturity, assuming the Deduction Amount is $11.50* per $1,000 principal amount note, even if the Index has appreciated, you will lose up to $11.50* per $1,000 principal amount note if the Ending Index Level is not greater than the Strike Level by at least 1.15%*.

  * The actual Deduction Amount will be set on the pricing date and will not be greater than $11.50 for each $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level will be an Index level determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Affect the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **AGRICULTURAL COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts underlying the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors. A decrease in the price of any of the commodities upon which the futures contracts that compose the Index are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity. These factors may cause the value of the different commodities upon which the futures contracts that compose the Index are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —** The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts.

  Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 203-A-I and "Supplemental Terms of the Notes" in this term sheet for more information.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked the Index, which includes commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY AFFECT ADVERSELY THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a trading day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is lower than the price of the October contract, thereby creating a *negative* "roll yield." Contango could adversely affect the value of the Index and thus the value of notes linked to the Index. The future contracts underlying the Index have historically been in contango.

- **INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as those described above under "—Agricultural Commodity Prices Are Characterized by High and Unpredictable Volatility, Which Could Lead to a High and Unpredictable Volatility in the Index" may have a larger impact on commodity futures contract prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodity index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on agricultural and non-agricultural commodities, the Index comprises contracts on only agricultural commodities. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX** — The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index and the underlying futures contracts;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts underlying the Index are based;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Agriculture Index Excess Return based on the weekly historical Index closing levels from January 6, 2006 through January 21, 2011. The Index closing level on January 25, 2011 was 82.49598. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-52 of the accompanying product supplement no. 203-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.